Exhibit 99.2

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 27 September 2004 that on 24th September 2004 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 41,183 Ordinary Shares at a price of £1.0075 per share.

Following the disposal, 54,988,289 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Kevin Loosemore, Charles Herlinger, Lord Robertson of Port Ellen and George Battersby (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.